UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2, 2017

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2016 to 31 December 2016

2 February 2017

Novo Nordisk increased adjusted operating profit by 6% in local currencies in 2016

Sales increased by 6% in local currencies

Sales increased by 6% in local currencies and by 4% in Danish kroner to DKK 111.8 billion.

•	Sales of Tresiba® increased by 221% to DKK 4.1 billion (219% in Danish kroner).
•	Sales of Victoza® increased by 12% to DKK 20.0 billion (11% in Danish kroner).
•	Sales of Saxenda® increased by 245% to DKK 1.6 billion (243% in Danish kroner).
•	Sales in the USA increased by 4% (4% in Danish kroner).
•	Sales in International Operations increased by 14% (2% in Danish kroner).
•	Sales in Region China increased by 12% (6% in Danish kroner).

Operating profit was unchanged in local currencies and decreased by 2% in Danish kroner to DKK 48.4 billion. Adjusted for the non-recurring income related to the partial divestment of NNIT and the income related to out-licensing of assets for inflammatory disorders, both in 2015, operating profit in local currencies increased by 6%, in line with the most recent guidance of a ‘5-7% growth in local currencies’ provided in October 2016.

Net profit increased by 9% to DKK 37.9 billion. Diluted earnings per share increased by 11% to DKK 14.96. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 17% and 19%, respectively.

In November 2016, Novo Nordisk announced that Tresiba® demonstrated a safe cardiovascular profile and a statistically significant 40% reduced risk of severe hypoglycaemia compared to insulin glargine U100 in the DEVOTE trial.

Also in November 2016, Novo Nordisk received the FDA approval of Xultophy® 100/3.6, the once-daily combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). In January 2017, Novo Nordisk received EU approval of Fiasp®, the new-generation fast-acting insulin.

On 1 January 2017, Lars Fruergaard Jørgensen replaced Lars Rebien Sørensen as president and CEO, who retired after 34 years of loyal service with the company, the last 16 years as CEO.

For 2017, reported sales growth is expected to be 1-6% measured in Danish kroner, positively impacted by currencies of 2 percentage points. Reported operating profit growth is expected to be 0-5% measured in Danish kroner, positively impacted by currencies of 2 percentage points.

At the Annual General Meeting on 23 March 2017, the Board of Directors will propose a final dividend of DKK 4.60 for 2016 per share of DKK 0.20. The expected total dividend for 2016 of DKK 7.60 per share, of which DKK 3.00 per share was paid as interim dividend in August 2016, corresponds to an increase of 19% compared to 2015. The Board of Directors furthermore intends to initiate a new 12-months share repurchase programme of up to DKK 16 billion.

Lars Fruergaard Jørgensen, president and CEO: “2016 was a challenging year. While we met our financial guidance for the year, strong market headwinds in the USA meant that we had to revise our long-term financial targets. However, 2016 was also a year in which we announced very encouraging clinical data for our key products, providing a solid foundation for future growth.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 2 of 42

About Novo Nordisk

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries, and markets its products in more than 165 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

Conference call details

On 2 February 2017 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

Webcast details

On 6 February 2017 at 14.15 CET, corresponding to 8.15 am EST, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

Financial calendar

7 February 2017	PDF Version of the Annual Report 2016
8 February 2017	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2017
24 February 2017	Printed version of the Annual Report 2016
23 March 2017	Annual General Meeting 2017
3 May 2017	Financial Statement for first three months of 2017
9 August 2017	Financial Statement for first six months of 2017
1 November 2017	Financial Statement for first nine months of 2017

Contacts for further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 3 of 42

LIST OF CONTENTS

Financial performance	4
Consolidated financial statement for 2016	4
Sales development	6
Diabetes and obesity care, sales development	7
Biopharmaceuticals, sales development	11
Development in costs and operating profit	11
Financial items (net) and tax	12
Capital expenditure and free cash flow	13
Key developments in the fourth quarter of 2016	13
Outlook	14
Research & Development update	16
Diabetes	16
Obesity and other areas	21
Biopharmaceuticals	21
Sustainability UPDATE	22
Highlights from the Consolidated social and environmental statements for 2016	22
Social performance	22
Environmental performance	24
Equity	25
CORPORATE GOVERNANCE	27
Legal matters	29
Management statement	33
Financial information	34
Appendix 1: Quarterly numbers in DKK (unaudited)	34
Appendix 2: Income statement and statement of comprehensive income	35
Appendix 3: Balance sheet	36
Appendix 4: Statement of cash flows	37
Appendix 5: Statement of changes in equity	38
Appendix 6: Regional sales split	39
Appendix 7: Key currency assumptions	40
Appendix 8: Quarterly numbers in USD (additional information - unaudited)	41
Appendix 9: New regional sales split (additional information - unaudited)	42

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 4 of 42

Financial performance

Consolidated financial statement for 2016

The Board of Directors and Executive Management have approved the Annual Report 2016 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2016. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2016 as well as those applied in the audited consolidated financial statements in the Annual Report 2015.

PROFIT AND LOSS	2016	2015	2014	2013	2012	% change 2015 to 2016
DKK million
Net sales	111,780	107,927	88,806	83,572	78,026	4%
Gross profit	94,597	91,739	74,244	69,432	64,561	3%
Gross margin	84.6%	85.0%	83.6%	83.1%	82.7%

Sales and distribution costs	28,377	28,312	23,223	23,380	21,544	0%
Percentage of sales	25.4%	26.2%	26.2%	28.0%	27.6%

Research and development costs	14,563	13,608	13,762	11,733	10,897	7%
Percentage of sales	13.0%	12.6%	15.5%	14.0%	14.0%

Administrative costs	3,962	3,857	3,537	3,508	3,312	3%
Percentage of sales	3.5%	3.6%	4.0%	4.2%	4.2%

Other operating income, net	737	3,482	770	682	666	(79%)
- Non-recurring income from the partial divestment of NNIT A/S	-	2,376	-	-	-
Operating profit	48,432	49,444	34,492	31,493	29,474	(2%)
Operating margin	43.3%	45.8%	38.8%	37.7%	37.8%
Operating margin adjusted for the partial divestment of NNIT A/S	43.3%	43.6%	38.8%	37.7%	37.8%

Net financials	(634)	(5,961)	(396)	1,046	(1,663)	(89%)
Profit before income taxes	47,798	43,483	34,096	32,539	27,811	10%

Income taxes	9,873	8,623	7.615	7.355	6.379	14%
Effective tax rate	20.7%	19.8%	22.3%	22.6%	22.9%

Net profit	37,925	34,860	26,481	25,184	21,432	9%
Net profit margin	33.9%	32.3%	29.8%	30.1%	27.5%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 5 of 42

Consolidated financial statement for 2016 - CONTINUED

OTHER KEY NUMBERS (Amounts below in DKK million except earnings per share and dividend per share)	2016	2015	2014	2013	2012	% change 2015 to 2016

Depreciation, amortisation and impairment losses 1)	3,193	2,959	3,435	2,799	2,693	8%
Capital expenditure (net) (tangible assets)	7,061	5,209	3,986	3,207	3,319	36%

Net cash generated from operating activities	48,314	38,287	31,692	25,942	22,214	26%
Free cash flow	39,991	34,222	27,396	22,358	18,645	17%

Total assets	97,539	91,799	77,062	70,337	65,669	6%
Equity	45,269	46,969	40,294	42,569	40,632	(4%)
Equity ratio	46.4%	51.2%	52.3%	60.5%	61.9%

Diluted earnings per share / ADR (in DKK)	14.96	13.52	10.07	9.35	7.77	11%
Diluted earnings per share / ADR adjusted for non-recurring income from the partial divestment of NNIT A/S (in DKK)	14.96	12.58	10.07	9.35	7.77	19%

Total dividend per share (in DKK) 2)	7.60	6.40	5.00	4.50	3.60	19%

Payout ratio 3)	50.2%	46.6%	48.7%	47.1%	45.3%
Payout ratio adjusted for the partial divestment of NNIT A/S 4)	50.2%	50.0%	48.7%	47.1%	45.3%

1)	Including impairments of around DKK 480 million in 2014 related to discontinuation of activities within inflammatory disorders.
2)	Total dividend for the financial year 2016 including proposed final dividend of DKK 4.60 per share and interim dividend paid in August 2016 of DKK 3.00 per share.
3)	Total dividend for the year as a percentage of net profit.
4)	The net profit impact from the partial divestment of NNIT A/S was returned to Novo Nordisk shareholders through a DKK 2.5 billion increase in the share repurchase programme announced in April 2015.

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG- TERM FINANCIAL TARGETS	2016	2015	2014	2013	2012	Target

Operating profit growth	(2.0%)	43.3%	9.5%	6.9%	31.7%	5%
Operating profit growth adjusted 1)	3.9%	35.2%	9.5%	6.9%	31.7%

Operating profit after tax to net operating assets	150.2%	148.7%	101.0%	97.2%	99.0%	125%

Cash to earnings	105.4%	98.2%	103.5%	88.8%	87.0%
Cash to earnings (three-years average)	102.4%	96.8%	93.1%	93.9%	103.7%	90%

1)	Growth in operating profit for 2015 and 2016 are adjusted for DKK 2,376 million for the partial divestment of NNIT and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 6 of 42

Sales development

Sales increased by 6% measured in local currencies and by 4% in Danish kroner. This is in line with the latest guidance of ‘5–6% growth in local currencies’ provided in connection with the quarterly announcement in October 2016. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Tresiba®, Victoza®, Saxenda® and Norditropin® while sales of modern insulin and NovoSeven® declined.

Sales split per therapy	Sales 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes and obesity care segment
New-generation insulin 1)	4,459	210%	212%	51%
- Tresiba ®	4,056	219%	221%	47%
Modern insulin	47,510	(5%)	(3%)	(25%)
- NovoRapid ®	19,945	(4%)	(2%)	(8%)
- NovoMix ®	10,482	(6%)	(2%)	(4%)
- Levemir ®	17,083	(7%)	(4%)	(13%)
Human insulin	11,090	(1%)	2%	4%
Victoza®	20,046	11%	12%	36%
Other diabetes and obesity care 2)	5,844	24%	26%	21%
- Saxenda ®	1,577	243%	245%	19%
Diabetes and obesity care total	88,949	4%	6%	87%
The biopharmaceuticals segment	10,472	(2%)	0%	(1%)
Haemophilia 3)
- NovoSeven ®	9,492	(6%)	(4%)	(7%)
Norditropin® (human growth hormone)	8,770	12%	14%	18%
Other biopharmaceuticals 4)	3,589	(7%)	(6%)	(4%)
Biopharmaceuticals total	22,831	2%	4%	13%
Total sales	111,780	4%	6%	100%

1)	Comprises Tresiba®, Xultophy® and Ryzodeg® .
2)	Primarily NovoNorm®, needles and Saxenda®.
3)	Comprises NovoSeven®, NovoEight® and NovoThirteen®.
4)	Primarily Vagifem® and Activelle®.

All regions contributed to sales growth; however, the USA was the largest contributor with 37% share of growth measured in local currencies, followed by International Operations and Region China contributing 32% and 19% respectively. The sales growth of 4% in the USA was positively impacted by approximately 1 percentage point primarily due to non-recurring adjustments to rebates in the Medicaid patient segment related to Norditropin®. Sales growth in International Operations of 14% measured in

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 7 of 42

local currencies was positively impacted by approximately 2.5 percentage points due to the significant inflationary effects in Argentina and Venezuela.

Sales split per region	Sales DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

USA	57,194	4%	4%	37%
Europe	20,682	(1%)	2%	5%
International Operations	14,050	2%	14%	32%
Region China	10,458	6%	12%	19%
Pacific*	9,396	10%	5%	7%
Total sales	111,780	4%	6%	100%

* Pacific includes Japan, Korea, Oceania and Canada

Please refer to appendix 6 for further details on sales in 2016.

The sales split is presented in accordance with the regional structure introduced in connection with the annual report for 2015. For 2017, an updated format for regional reporting will be introduced in order to reflect the revised regional structure announced in connection with the changes in Executive Management in September 2016. Please see appendix 9 for a breakdown of sales in 2016 reflecting the updated format for regional structure.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2016 and November 2015 provided by the independent data provider IMS Health.

Diabetes and obesity care, sales development

Sales of diabetes and obesity care products increased by 6% measured in local currencies and by 4% in Danish kroner to DKK 88,949 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 3% measured in local currencies and were unchanged in Danish kroner at DKK 63,059 million. Measured in local currencies, sales growth was driven by International Operations and Region China. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Xultophy® and Ryzodeg®) reached DKK 4,459 million compared with DKK 1,438 million in 2015.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 8 of 42

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 4,056 million compared with DKK 1,270 million in 2015. The roll-out of Tresiba® continues and the product has now been launched in 52 countries. In the USA, where Tresiba® was launched broadly in January 2016, the feedback from patients and prescribers is encouraging, and the product has achieved wide commercial and Medicare Part D formulary coverage. By the end of 2016, Tresiba® had captured a 5.5% market share of the US basal insulin market measured by weekly total prescriptions. In Japan, where Tresiba® was launched in March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 39% of the basal insulin market measured by monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), is currently marketed in nine countries, and launch activities are progressing as planned. In November 2016, Xultophy® 100/3.6 was approved by the US Food and Drug administration (FDA) and Novo Nordisk plans to launch the product in first half of 2017.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in 10 countries, and feedback from patients and prescribers is encouraging.

Sales of modern insulin decreased by 3% in local currencies and by 5% in Danish kroner to DKK 47,510 million. Sales declined in the USA, Europe and Pacific partly offset by a positive contribution from International Operations and China. Sales of modern insulin and new-generation insulin in total constitute 82% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	November 2016	November 2015	November 2016	November 2015
Global	46%	47%	45%	45%
USA	37%	38%	38%	38%
Europe	45%	47%	45%	47%
International Operations*	55%	55%	51%	52%
China**	54%	55%	61%	62%
Japan	52%	52%	50%	50%

Source: IMS, November 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of insulin in the USA decreased by 2% both in local currencies and in Danish kroner. Sales declined due to lower NovoLog® and NovoLog® Mix 70/30 prices, a NovoLog® and NovoLog® Mix 70/30 contract loss effective from 1 January 2016 and a declining premix insulin segment, which was partly countered by growth in the basal

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 9 of 42

insulin segment due the positive contribution from the introduction of Tresiba®. 55% of Novo Nordisk’s modern insulin volume in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 1% in local currencies and decreased by 2% in Danish kroner. Sales were driven by the penetration of Tresiba® as well as a positive contribution from Xultophy® across the region, partly offset by contracting modern insulin sales and the ceased distribution of Tresiba® and Xultophy® in Germany. The device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

International Operations

Sales of insulin in International Operations increased by 15% in local currencies and by 2% in Danish kroner. The growth in local currencies reflects growth in modern insulin, the new-generation insulin products Tresiba® and Ryzodeg® as well as human insulin. Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 12% in local currencies and by 6% in Danish kroner. The sales growth is driven by growth of the overall diabetes care market and the continued market penetration of the three modern insulin products, where Novo Nordisk has improved its share of volume growth and thereby stabilised its market share. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Pacific

Sales of insulin in Pacific declined by 1% in local currencies and increased by 4% in Danish kroner. The sales development reflects declining sales in Canada and Australia partly offset by continued uptake of Tresiba® and the introduction of Ryzodeg® in Japan. The device penetration in Japan is high with 98% of Novo Nordisk’s insulin volume used predominantly in FlexTouch® devices.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 12% in local currencies and by 11% in Danish kroner to DKK 20,046 million. Sales growth is driven by the USA and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 9.8% compared with 8.0% in 2015. Victoza® is the market leader in the GLP-1 segment with a 58% value market share.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 10 of 42

GLP-1 MARKET SHARES	GLP-1 share of total		Victoza® share
(value, MAT)	diabetes care market		of GLP-1 market
	November 2016	November 2015	November 2016	November 2015
Global	9.8%	8.0%	58%	66%
USA	11.5%	9.3%	56%	64%
Europe	9.6%	8.7%	66%	74%
International Operations*	2.9%	2.4%	80%	85%
China**	0.9%	0.8%	56%	54%
Japan	5.2%	2.8%	61%	69%

Source: IMS, November 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of Victoza® in the USA increased by 12% in local currencies and by 13% in Danish kroner. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 30% in the USA. The growth of the GLP-1 market continues to be driven by recently introduced competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total US diabetes care market has increased to 11.5%. Despite intensified competition, Victoza® is still the market leader with a 56% value market share.

Europe

Sales in Europe increased by 2% in local currencies and were unchanged in Danish kroner. Sales growth is driven by the Nordic countries and Portugal offset by declining sales in France, Germany and the United Kingdom. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 9.6%. Victoza® is the GLP-1 market leader with a value market share of 66%.

International Operations

Sales in International Operations increased by 32% in local currencies and by 23% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market increased to 2.9%. Victoza® is the GLP-1 market leader across International Operations with a value market share of 80%.

Region China

Sales in Region China increased by 25% in local currencies and by 20% in Danish kroner. In China, the GLP-1 class, which represents a modest 0.9% of the total diabetes care market in value, is generally not reimbursed. Victoza® holds a GLP-1 value market share of 56%.

Pacific

Sales in Pacific increased by 15% in local currencies and by 20% in Danish kroner. The sales growth reflects the continued expansion of the GLP-1 market in Japan as well as a positive market development in Canada. In Japan, the GLP-1 class represents 5.2% of the total diabetes care market value compared with 2.8% in 2015. Victoza® remains the leader in the class with a value market share of 61%.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 11 of 42

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of needles, oral antidiabetic products and Saxenda®, increased by 26% in local currencies and by 24% in Danish kroner to DKK 5,844 million. Saxenda®, liraglutide 3 mg for weight management, was launched in May 2015 and sales were DKK 1,577 million in 2016 compared with DKK 460 million in 2015. In the USA, promotional activities are progressing as planned, and Saxenda® is now the market-leading anti-obesity medication measured in value. Saxenda® has now been launched in 15 countries.

Biopharmaceuticals, sales development

Sales of biopharmaceutical products increased by 4% measured in local currencies and by 2% in Danish kroner to DKK 22,831 million. Sales growth is primarily driven by International Operations, the USA, Europe and Pacific.

Haemophilia

Sales of haemophilia products were unchanged in local currencies and decreased by 2% in Danish kroner to DKK 10,472 million. The sales development was negatively impacted by lower NovoSeven® sales in the USA due to increased competition and patients participating in clinical trials with competing drugs, partly offset by the roll-out of NovoEight® in Europe and the USA and by sales growth for NovoSeven® in Pacific.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 14% measured in local currencies and by 12% in Danish kroner to DKK 8,770 million. The sales growth is primarily derived from the USA reflecting a significant positive non-recurring adjustment to rebates in the Medicaid patient segment relating to the period 2010–2015. This positive impact has been partly offset by lower volumes. Novo Nordisk is the leading company in the global growth hormone market with a 23% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, declined by 6% measured in local currencies and by 7% in Danish kroner to DKK 3,589 million. The sales decline reflected a negative impact from the launch of a generic version of Vagifem® in the USA in the fourth quarter.

Development in costs and operating profit

The cost of goods sold increased by 6% to DKK 17,183 million, resulting in a gross margin of 84.6%, compared with 85.0% in 2015 measured in Danish kroner. The gross margin was negatively impacted by a negative product mix due to lower NovoSeven® sales partly countered by higher Victoza® sales and a negative price impact reflecting lower modern insulin prices in the USA, which was partly offset by the positive contribution from the non-recurring Medicaid rebate adjustment.

Sales and distribution costs increased by 3% in local currencies and were unchanged in Danish kroner to DKK 28,377 million. The modest increase in costs is driven by sales

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 12 of 42

force investments in selected countries in International Operations and promotional activities in selected countries within Pacific and Europe, partly offset by lower sales and distribution costs in the USA reflecting cost management.

Research and development costs increased by 7% in both local currencies and Danish kroner to DKK 14,563 million. The increase in costs reflects higher research costs for diabetes and obesity projects as well as impairment charges of intangible assets related to a number of early-stage projects in connection with the updated research and development strategy. Development costs increased due to the initiation of the PIONEER programme for oral semaglutide, where all 10 planned trials have been initiated, and the fast-acting insulin aspart phase 3b development programme. The increase in development costs was partly countered by lower costs related to the completion of the cardiovascular outcomes trial DEVOTE and the SWITCH phase 3b development programme, both for insulin degludec, as well as the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide and by lower Biopharmaceuticals development costs.

Administration costs increased by 5% in local currencies and by 3% in Danish kroner to DKK 3,962 million. The higher administrative costs are mainly related to increased employee-related costs in International Operations.

Other operating income (net) was DKK 737 million compared with DKK 3,482 million in 2015. The lower level of income reflects the non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen as well as non-recurring income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Operating profit was unchanged in local currencies and decreased by 2% in Danish kroner to DKK 48,432 million. Adjusted for the income related to the partial divestment of NNIT (DKK 2,376 million) and the income related to the out-licensing of assets for inflammatory disorders (DKK 449 million), both in 2015. The growth in operating profit was 6% in local currencies, which is in line with the latest guidance for adjusted operating profit growth measured in local currencies of ‘5-7%’ for 2016.

Financial items (net) and tax

Financial items (net) showed a net loss of DKK 634 million compared with a net loss of DKK 5,961 million in 2015. The reported net financial loss in 2016 is in line with the latest guidance of ‘loss of around DKK 600 million’.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 576 million compared with a loss of DKK 5,898 million in 2015. The result in 2016 reflects loss on foreign exchange hedging involving especially the US dollar, Japanese yen and Chinese yuan versus the Danish krone.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 13 of 42

The effective tax rate for 2016 was 20.7%, which is in line with the latest guidance of a tax rate of ‘20-22%’ for the full year 2016. The higher tax rate compared with the 2015 level of 19.8% reflects the tax-free gain from the partial divestment of NNIT in 2015, offset by a positive effect from settlement of tax cases related to prior years and the reduction of the corporate income tax rate in Denmark from 23.5% in 2015 to 22.0% in 2016.

Capital expenditure and free cash flow

Net capital expenditure for property, plant and equipment was DKK 7.1 billion compared with DKK 5.2 billion in 2015, which is in line with the latest guidance of ‘around DKK 7.0 billion’. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients, a new diabetes care filling capacity and an expansion of the manufacturing capacity for biopharmaceutical products.

Free cash flow was DKK 40.0 billion compared with DKK 34.2 billion in 2015, which is in line with the latest guidance of DKK 38-41 billion. The 17% increase compared with 2015 primarily reflects higher cash flow from operating activities including a lower level of tax payments in 2016 due to a positive effect from settlement of tax cases related to prior years. The higher free cash flow is further positively impacted by a higher net profit in 2016, partly countered by a planned increase in inventory levels and trade receivables as well as the non-recurring cash impact from the partial divestment of NNIT in 2015.

Key developments in the fourth quarter of 2016

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the fourth quarter of 2016.

Sales in the fourth quarter of 2016 increased by 3% in local currencies and by 2% in Danish kroner compared with the same period in 2015. The growth was driven by Tresiba®, Victoza®, Saxenda® and Norditropin®, partly offset by modern insulin and Other biopharmaceuticals due to the launch of a generic version of Vagifem® in the USA. From a geographic perspective, sales growth in local currencies was driven by International Operations and Region China, growing by 16% and 15% respectively. In the USA, sales were unchanged reflecting continued strong Victoza® and Saxenda® growth and the positive contribution from the introduction of Tresiba® in the basal insulin segment, but countered by the aforementioned Vagifem® sales decline, Levemir® rebate adjustments, a NovoLog® and NovoLog® Mix 70/30 contract loss effective from 1 January 2016, lower modern insulin prices, a declining premix insulin segment as well as lower NovoSeven® sales.

The gross margin was 83.4% in the fourth quarter of 2016 compared with 84.0% in the same period last year. The decline of 0.6 percentage point reflects a less favourable product mix due to a lower share of NovoSeven® and Vagifem® sales and lower US modern insulin prices partly countered by increased Victoza® sales.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 14 of 42

Sales and distribution costs decreased by 1% in local currencies and 2% in Danish kroner in the fourth quarter of 2016 compared with the same period last year, primarily reflecting cost management in the USA partly offset by promotional activities in Europe and Region Pacific.

Research and development costs increased by 11% in both local currencies and Danish kroner in the fourth quarter of 2016 compared with the same period last year. The increase in costs is driven by increased research costs incurred in connection with the updated research and development strategy including impairment charges of intangible assets related to a number of early-stage projects and development costs related to the oral semaglutide phase 3a PIONEER development programme and the phase 3b activities for fast-acting insulin aspart.

Administrative costs increased by 1% in local currencies and were unchanged in Danish kroner in the fourth quarter of 2016 compared with the same period last year. The modest increase in costs reflects cost control across the organisation.

Other operating income (net) was DKK 97 million in the fourth quarter of 2016 compared with DKK 94 million in the same period last year.

Operating profit increased by 3% in local currencies and by 1% in Danish kroner in the fourth quarter of 2016 compared with the same period last year.

Outlook

Outlook 2017

The current expectations for 2017 are summarised in the table below:

Expectations are as reported,	Expectations
if not otherwise stated	2 February 2017
Sales growth
in local currencies	-1% to 4%
as reported	Around 2 percentage points higher

Operating profit growth
in local currencies	-2% to 3%
as reported	Around 2 percentage points higher

Financial items (net)	Loss of around DKK 2.4 billion
Effective tax rate	21% to 23%
Capital expenditure	Around DKK 10.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion
Free cash flow	DKK 29-33 billion

For 2017, sales growth is expected to be in the range of a decline of 1% to a growth of 4%, measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 15 of 42

lower realised prices in the USA, especially in the basal insulin and growth hormone segments, the loss of exclusivity for products within hormone replacement therapy in the USA, further intensifying competition within diabetes and biopharmaceuticals especially in the USA, as well as adverse macroeconomic conditions in several markets in International Operations. Growth in 2017 is expected to be unevenly distributed across the quarters as growth is expected to be impacted by two non-recurring events; the adjustment to Medicaid rebates in 2016 for Norditropin®, which primarily impacts the first quarter of 2017 and the launch of a generic version of Vagifem® in the USA, which impacts the first three quarters of 2017. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 2 percentage points higher than the local currency level.

For 2017, operating profit growth is expected to be in the range of a decline of 2% to a growth of 3%, measured in local currencies. The expectation for operating profit growth primarily reflects the modest outlook for sales growth. The outlook also reflects a modest increase in both sales and distribution costs to support continued launch activities and in research and development costs to support the progress of Novo Nordisk’s pipeline. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 2 percentage points higher than the local currency level.

For 2017, Novo Nordisk expects financial items (net) to be a loss of around DKK 2.4 billion. The current expectation reflects losses associated with foreign exchange hedging contracts, mainly related to the US dollar, Japanese yen and Chinese yuan versus the Danish krone.

The effective tax rate for 2017 is expected to be in the range of 21-23%, a level broadly similar to the statutory corporate tax rate in Denmark of 22%.

Capital expenditure is expected to be around DKK 10.0 billion in 2017, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care, a capacity expansion of the diabetes care filling and an expansion of the manufacturing capacity for biopharmaceutical products. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be DKK 29-33 billion. The lower level of free cash flow compared with the DKK 40.0 billion in free cash flow in 2016 reflects increased capital expenditures in 2017 and a low level of tax payments in 2016 due to settlement of tax cases related to prior years.

All of the above expectations are based on the assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2017, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 16 of 42

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 2,100 million	12
CNY	DKK 320 million	9*
JPY	DKK 200 million	14
GBP	DKK 90 million	12
CAD	DKK 80 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

Research & Development update

Diabetes

Xultophy® 100/3.6 (NN9068) approved by the US FDA

In November 2016, Novo Nordisk announced that the US Food and Drug Administration (FDA) had approved the New Drug Application (NDA) for Xultophy® 100/3.6. Xultophy® 100/3.6 is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus inadequately controlled on basal insulin (less than 50 units daily) or liraglutide (less than or equal to 1.8 mg daily).

Xultophy® 100/3.6, the approved brand name for IDegLira in the US, is a once-daily, single-injection fixed combination of long-acting insulin degludec (Tresiba®) and the GLP-1 analogue liraglutide (Victoza®). In the DUAL phase 3 clinical trial programme, Xultophy® 100/3.6 consistently showed an improvement of glycaemic control in adults with type 2 diabetes uncontrolled on liraglutide or basal insulin therapy. For adults inadequately controlled on insulin glargine U100, treatment with Xultophy® 100/3.6 demonstrated a reduction in HbA1c of 1.7% after 26 weeks. Xultophy® 100/3.6 can be taken at the same time each day with or without food and will be available in a prefilled pen.

Fast-acting insulin aspart (NN1218) approved in EU and Canada. Resubmission of new drug application in the USA planned within the next three months

In January 2017, Novo Nordisk announced that the European Commission has granted marketing authorisation for Fiasp® for the treatment of diabetes in adults. The authorisation covers all 28 European Union member states. The approval follows the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), adoption of a positive opinion for the use of Fiasp® in

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 17 of 42

November 2016, recommending marketing authorisation for the treatment of adults with type 1 and type 2 diabetes, including pump use.

Fiasp® is the brand name for fast-acting insulin aspart. Fiasp® provides improved mealtime and overall glucose control with a similar safety profile versus NovoRapid®. Fiasp® will be available in vial, Penfill® and FlexTouch® pen and Novo Nordisk expects to launch Fiasp® in the first European countries in the first half of 2017.

In January 2017, Novo Nordisk also received marketing authorisation for Fiasp® from Health Canada.

In October 2016, Novo Nordisk announced that it had received a complete response letter from the US Food and Drug Administration (FDA) regarding the New Drug Application for fast-acting insulin aspart. In the letter, the FDA requested additional information related to the assay for the immunogenicity and the assay used to generate the clinical pharmacokinetics data before the review of the New Drug Application can be completed. Novo Nordisk has now evaluated the content of the complete response letter and completed the end-of-review meeting with FDA. Based on these reviews, Novo Nordisk now expects to submit the fast-acting insulin aspart new drug application as a class II re-submission within the next three months.

Xultophy® (NN9068) demonstrates similar glucose control with reduced risk of hypoglycaemia and a superior weight profile compared to basal-bolus therapy

In December 2016, Novo Nordisk announced results of the DUAL VII phase 3b trial with Xultophy® (IDegLira). The open-label trial investigated the efficacy and safety of once-daily administration of Xultophy® compared with a combination therapy of once-daily insulin glargine U100 and insulin aspart at all main meals for 26 weeks of treatment in 506 adults with type 2 diabetes.

The trial successfully achieved its objective by demonstrating that treatment with Xultophy® is non-inferior to insulin glargine U100 in combination with insulin aspart with regards to lowering of HbA1c. From a mean baseline HbA1c of 8.2%, both patient groups reached a similar HbA1c level of 6.7% after 26 weeks of treatment. At the end of the trial, people treated with Xultophy® required 40 units compared to a total of 85 units of insulin for people treated with insulin glargine U100 in combination with insulin aspart.

People treated with Xultophy® showed a superior reduction of 89% in the rate of severe or blood glucose confirmed symptomatic hypoglycaemic episodes compared to insulin glargine U100 in combination with insulin aspart. Furthermore, from a mean baseline body weight of 87.7 kg, people treated with Xultophy® experienced weight loss of 0.9 kg compared with weight gain of 2.6 kg for people treated with the basal-bolus regimen; a superior weight difference of -3.6 kg.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 18 of 42

Real-world evidence study EU-TREAT with Tresiba® completed

In December 2016, Novo Nordisk concluded EU-TREAT with Tresiba®, the European, non-interventional, multicentre, retrospective assessment of patient records in approximately 2,500 people with either type 1 or type 2 diabetes. The study was designed to validate a number of findings from randomised clinical trials with Tresiba® in a routine clinical practice. In a real-world setting, the study confirmed that switching people to Tresiba® from other basal insulins improved glycaemic control including a statistically significant reduction in HbA1c and fasting plasma glucose. Furthermore, a statistically significant reduction in the risk of severe and non-severe hypoglycaemia was observed as well as a statistically significant reduction in the total insulin doses in both type 1 and type 2 diabetes. Novo Nordisk plans to present the detailed data at a scientific conference during 2017.

Tresiba® (NN1250) demonstrates a safe cardiovascular profile and reduces the risk of severe hypoglycaemia compared to insulin glargine U100 in the DEVOTE trial

In November 2016, Novo Nordisk announced the headline results from the DEVOTE trial, a long-term, randomised, double-blinded and event-driven trial conducted to confirm the cardiovascular safety of Tresiba® (insulin degludec) compared to insulin glargine U100 when added to standard of care. In the trial, more than 7,500 people with type 2 diabetes at high risk of major adverse cardiovascular events were treated for a period of approximately two years.

The trial achieved its primary endpoint by demonstrating non-inferiority of major adverse cardiovascular events (MACE) with Tresiba® compared to insulin glargine U100. The trial thereby confirmed the results of the DEVOTE interim analysis submitted to the US Food and Drug Administration (FDA) in March 2015, on the basis of which Tresiba® and Ryzodeg® 70/30 were approved in the USA in September 2015.

The primary endpoint of the DEVOTE trial was defined as the MACE composite outcome of the first occurrence of cardiovascular death, non-fatal myocardial infarction or non-fatal stroke and showed a hazard ratio of 0.91 in favour of Tresiba® relative to insulin glargine U100, with no statistically significant difference between the two treatments.

From a mean HbA1c baseline of 8.4%, the trial showed a similar reduction with Tresiba® compared to insulin glargine U100 with an end-of-trial treatment difference of 0.01 percentage point between the two treatment arms, thus fulfilling the requirements for objectively comparing hypoglycaemia rates between the two treatments.

In the trial, Tresiba® demonstrated superiority on the secondary confirmatory endpoint of severe hypoglycaemia: 27% fewer patients in the Tresiba® treated group experienced an episode of severe hypoglycaemia, resulting in a 40% reduction of total episodes of adjudicated severe hypoglycaemia with Tresiba® compared to insulin glargine U100. Furthermore, patients in the Tresiba® treated group experienced a 53% reduction in the rate of nocturnal severe hypoglycaemia compared to insulin glargine U100. Tresiba®

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 19 of 42

appeared to have a safe and well-tolerated profile consistent with previous clinical studies conducted with Tresiba®.

Novo Nordisk submits application in the EU for including data from the two SWITCH trials in Tresiba® (NN1250) label

In November 2016, Novo Nordisk announced the submission of a type II variation application to the European Medicines Agency (EMA) for including data from the two SWITCH phase 3b trials in the label for Tresiba®.

In SWITCH 1, people with type 1 diabetes were randomised to treatment with Tresiba® and insulin glargine U100 respectively, both in combination with insulin aspart, in a cross-over trial design. During the trial’s maintenance period, people treated with Tresiba® on average had 11% fewer episodes of severe or symptomatic blood glucose confirmed hypoglycaemia, 36% fewer episodes of nocturnal severe or symptomatic blood glucose confirmed hypoglycaemia and 35% fewer episodes of severe hypoglycaemia compared to insulin glargine U100. All of the above results were statistically significant, and similar results were seen in the full treatment period.

In SWITCH 2, people with type 2 diabetes were randomised to treatment with Tresiba® and insulin glargine U100, both in combination with oral antidiabetic drugs, in a cross-over trial design. During the trial’s maintenance period, people treated with Tresiba® on average had 30% fewer episodes of severe or symptomatic blood glucose confirmed hypoglycaemia and 42% fewer episodes of nocturnal severe or symptomatic blood glucose confirmed hypoglycaemia compared to insulin glargine U100. Both observations were statistically significant, and similar results were observed for the full treatment period. For severe hypoglycaemia there was a 46%, but not statistically significant, reduction of the episodes in the maintenance period, and a statistically significant 51% reduction of the episodes in the full treatment period for Tresiba® compared to insulin glargine U100.

In both studies, the mean baseline for HbA1c was 7.6%, and both studies showed that Tresiba® was non-inferior in terms of HbA1c reduction compared to insulin glargine U100. This means that the requirements for objectively comparing hypoglycaemia episodes between the two treatments were fulfilled. In both studies, Tresiba® generally appeared to have a safe and well-tolerated profile.

Novo Nordisk files for regulatory approval of once-weekly semaglutide (NN9535) in the USA and EU for the treatment of type 2 diabetes

In December 2016, Novo Nordisk announced the submission of a New Drug Application (NDA) to the US Food and Drug Administration (FDA) and a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) for semaglutide, a new glucagon-like peptide-1 (GLP-1) analogue administered once-weekly, for the treatment of adults with type 2 diabetes.

The submission is based on the results from the SUSTAIN clinical trial programme, which included more than 8,000 adults with type 2 diabetes. In the SUSTAIN

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 20 of 42

programme, once-weekly semaglutide was studied in combination with oral-antidiabetic agents and basal insulin. Semaglutide demonstrated statistically significant and sustained blood glucose control compared to sitagliptin, exenatide extended-release, once-daily insulin glargine U100 and placebo. Furthermore, the cardiovascular outcomes trial, SUSTAIN 6, demonstrated a statistically significant cardiovascular risk reduction compared to placebo, as add-on to standard of care in patients with high cardiovascular risk. In addition, semaglutide demonstrated statistically significantly greater reductions in mean body weight versus comparators.

Across the SUSTAIN clinical trial programme, once-weekly semaglutide had a safe and well-tolerated profile with the most common adverse event being nausea.

All 10 clinical trials in the oral semaglutide (NN9924) phase 3a PIONEER programme now initiated

In February 2016, Novo Nordisk initiated the first phase 3a trial with oral semaglutide, an oral formulation of Novo Nordisk’s long-acting GLP-1 analogue semaglutide using the Emisphere Eligen® technology. Novo Nordisk has now initiated all 10 clinical trials, including PIONEER 6 (a pre-approval cardiovascular outcomes trial in approximately 3,100 people), PIONEER 8 (an insulin add-on trial in approximately 700 people), PIONEER 9 (a monotherapy trial in approximately 200 Japanese people) and PIONEER 10 (an oral anti-diabetic combination trial in approximately 300 Japanese people).

Results from a phase 2 trial comparing once-daily subcutaneous administration of the GLP-1 analogue semaglutide (NN9535) with placebo and liraglutide

In January 2017, Novo Nordisk completed a double-blind trial in 706 people with type 2 diabetes, previously on diet and exercise or metformin, investigating the efficacy and safety of daily doses of 0.05 mg, 0.1 mg, 0.2 mg and 0.3 mg subcutaneous semaglutide during 26 weeks of treatment compared with placebo and liraglutide in volume matched injections. The nine active treatment arms enrolled between 63 and 65 people and the average HbA1c baseline levels were between 7.9% and 8.2%. The trial confirmed previous findings for the two active treatments with an average lowering of the highest dose of up to 1.9% of HbA1c with semaglutide and up to 1.3% with liraglutide and a reduction of weight for semaglutide of up to 8.2 kg and up to 3.7 kg for liraglutide. The observed adverse event profile for both active treatments was as previously observed. Further activities with once-daily administration of semaglutide will be decided on following availability of results of the currently ongoing phase 2 trial in patients with obesity.

Anti-IL-21 and GLP-1 in type 1 diabetes (NN9828) granted US orphan drug designation

In January 2017, the US Office of Orphan Products Development (OOPD) informed Novo Nordisk that orphan drug designation for Anti IL-21 in combination with liraglutide had been granted for treatment of type 1 diabetes with residual beta cell function.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 21 of 42

Obesity and other areas

Phase 2 trial with once-daily semaglutide (NN9931) initiated in NASH

In November 2016, Novo Nordisk initiated a phase 2 dose-finding trial in patients with NASH (non-alcoholic steatohepatitis) to investigate the effect of subcutaneous semaglutide once-daily for 72 weeks on the histological resolution of NASH. The trial will include 372 patients globally randomised to one of three doses of semaglutide or placebo and is planned to be concluded in 2019.

Phase 1 trial with once-weekly FGF21 analogue (NN9499) initiated in obesity

In January 2017, Novo Nordisk initiated a phase 1 trial in obesity with FGF21 (fibroblast growth factor 21 analogue). The single-dose trial will investigate safety, tolerability and pharmacokinetics of the product in approximately 60 healthy adults.

Biopharmaceuticals

Concizumab (NN7415) phase 1b trial explorer 3 completed

In December 2016, Novo Nordisk completed the concizumab explorer 3 trial, a multiple-dose, double-blind dose-escalation phase 1b trial in haemophilia A patients. The trial showed an exposure-dependent inhibition of free Tissue Factor Pathway Inhibitor and increased thrombin generation potential as well as changes in certain haemostatic markers. The phase 1b trial was not powered to demonstrate efficacy, but a trend towards clinically relevant reduction of bleeding frequency was observed. Novo Nordisk plans to initiate phase 2 activities and present the clinical data at a scientific conference during 2017.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 22 of 42

Sustainability UPDATE

Highlights from the Consolidated social and environmental statements for 2016

SOCIAL PERFORMANCE	2016	2015	2014		2013		2012		% change 2015 to 2016

Patients
Patients reached with diabetes care products (estimate in millions)	28.0	26.8	24.4		24.3		22.8		4%
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy1)	22	23	32		35		35		-4%
Employees
Employees (FTEs)	41,971	40,638	40,957	2)	37,978	2)	34,286	2)	3%
Employee turnover	9.7%	9.2%	9.0%		8.1%		9.1%
Gender in Management (men/women)	59%/41%	59%/41%	60%/40%		61%/39%		61%/39%
Working the Novo Nordisk Way (scale 1- 5)	4.4	4.3	4.3		4.4		4.3
Assurance
Relevant employees trained in business ethics	99%	98%	98%		97%		99%
Product recalls	6	2	2		6		6		200%
Failed inspections	0	0	0		0		1		-
Company reputation (scale 0-100)	79.2	82.4	80.8		82.9	3)	N/A

ENVIRONMENTAL PERFORMANCE
Resources
Energy consumption (1,000 GJ)	2,935	2,778	2,556		2,572		2,433		6%
Water consumption (1,000 m3)	3,293	3,131	2,959		2,685		2,475		5%
Emissions, organic residues and waste	78%	78%	73%		74%		74%
Share of renewable power for production CO2 emissions from energy consumption (1,000 tons)	92	107	120		125		122		-14%

1)	According to the UN there are 48 least developed countries in the world.
2)	Includes employees in NNIT A/S.
3)	Data for people with diabetes and employees are not included due to lack of availability.

Social performance

Patients

Of the 415 million people living with diabetes worldwide, three out of four live in low- and middle-income countries with weak healthcare systems, implying that millions of people have inadequate access to diabetes care.

Novo Nordisk’s strategy for global access to diabetes care addresses this unmet need. The company’s long-term target is to reach 40 million people with its diabetes care products by 2020 - double the 2010 baseline number.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 23 of 42

Novo Nordisk provided medical treatments to an estimated 28 million people with diabetes worldwide in 2016, compared with 26.8 million in 2015. This 4% increase was driven by sales of human insulin (0.6 million people) and modern and new-generation insulin (0.5 million people).

Current projections show that it will not be possible to reach this target. This is due to a more challenging market environment than anticipated in 2013 when the long-term target was set. Novo Nordisk remains committed to continuing its efforts to reach more patients and improve diabetes care. In 2016, the company announced a new Novo Nordisk Access to Insulin Commitment with a broader scope to replace the longstanding differential pricing policy. It provides low-income countries and humanitarian relief organisations with an effective guarantee that Novo Nordisk will ensure availability of low-priced human insulin at a lower ceiling price than the previous pricing policy. In 2017, the price will be 4 US dollars per vial.

Novo Nordisk sold human insulin according to the company’s differential pricing policy in 22 of the 48 Least Developed Countries in 2016, compared with 23 countries in 2015. The pricing policy is offered through government tenders or private market distributors to all Least Developed Countries (LDCs) as defined by the UN. In 2016, the ceiling price for insulin treatment per patient per day was USD 0.18, while the average realised price for insulin sold under the programme was USD 0.15. The total number of people treated with insulin sold at or below the pricing policy price in the LDC’s decreased from 411,000 in 2015 to 349,000 in 2016. Beyond this scheme, Novo Nordisk sells human insulin at similar prices in low-income countries. In 2016, an estimated 6.5 million people were treated with insulin below the LDC ceiling price worldwide compared with 5.5 million people in 2015.

Employees

In November 2016, Novo Nordisk reduced its global workforce by 2% across its organisation. The decision was one of several actions to reduce operating costs in response to a challenging competitive environment, especially in the USA. The workforce reductions affected R&D units, headquarter staff functions and positions in the global commercial organisation mainly in the USA. At the end of 2016, the total number of employees was 42,446, corresponding to 41,971 full-time positions, which is a 3% increase compared with 2015. The growth is primarily driven by expansion within the International Operations sales region and in Product Supply. The employee turnover increased from 9.2% in 2015 to 9.7% in 2016.

Measured on a scale from 1 to 5, with 5 being the best score, the consolidated score in the annual employee survey, eVoice, was 4.4 in 2016, compared with 4.3 in 2015. The survey was conducted in the second quarter of 2016 and measures the extent to which the organisation is working in accordance with the Novo Nordisk Way. The 2016 result reflects a strong culture and commitment to the company’s values.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 24 of 42

By the end of 2016, gender diversity among managers was 59% men and 41% women. Of the newly promoted managers, 43% were women. All management teams, from entry level upwards, strive for enhanced diversity with the aim of ensuring a robust pipeline of talent for management positions.

The average frequency rate of occupational accidents with absence in 2016 was 3.0 per million working hours, unchanged from 2015. One Novo Nordisk employee in Pakistan died in a work-related accident. Novo Nordisk is working with a zero-injury mind-set and has a long-term commitment to continuously improve safety performance. The link between company values and safety behaviour is emphasised to ensure that employees always make the safe choice.

Assurance

Novo Nordisk had six product recalls from the market in 2016, of which one was critical, compared with two in 2015. Two of the recalls were due to inappropriate product storage in the external distribution chain while four were due to products that did not fully meet specifications. Local health authorities were informed in all instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

The consolidated reputation score was 79.2 in 2016, compared with 82.4 in 2015. Data were collected from January through October 2016. Although still a strong score, the decline reflects a general trend across the healthcare sector. Reputation among key stakeholders – people with diabetes, general practitioners, diabetes specialists and employees – is an indicator of the extent to which the company lives up to their expectations and the likelihood that they will trust, support and engage with the company.

Environmental performance

In line with expectations, use of resources and waste increased, while organic residues and CO2 emissions from energy use and product distribution decreased.

Resources

Despite a sharp focus on process optimisations, energy use increased by 6% and water use by 5% due to increases in production, increased capacity and expansions to meet market demands. Two facilities are located in regions subject to high water stress, consuming 6% of the total water used at Novo Nordisk sites. There were no water shortage incidents, and overall water consumption at these facilities decreased in 2016.

Emissions, organic residues and waste

Novo Nordisk’s climate action programme aims to reduce CO2 emissions throughout the value chain. The current focus includes energy used in production, distribution of products, company cars and business flights. As of 2015, indirect emissions from the supply chain are included in the climate action programme. Novo Nordisk engages with strategic suppliers with the aim of increasing energy efficiency and shifting to renewable energy.

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While energy consumption increased, the overall CO2 emissions from energy consumption decreased from 107,000 tons to 92,000 tons. This is a result of ongoing conversion to less CO2 intensive energy sources as part of the effort to grow the share of renewable energy. At the end of 2016, 78% of all power for production came from renewable sources.

In 2015, Novo Nordisk set a target for all production sites to use electricity from renewable sources by 2020. The company has signed up to the RE100 initiative, a coalition of companies, committed to 100% renewable electricity led by The Climate Group in partnership with CDP, a not-for-profit that runs the global disclosure system for environmental impacts.

Novo Nordisk plans to set targets for other focus areas under the climate ambition programme. The ambition is to align the targets with the goals of the Paris Agreement to keep the rise in global temperature well below 2 degrees Celsius.

Organic residues, a by-product of production of active pharmaceutical ingredients (API), decreased slightly due to changes in the product mix of API. The energy in these residues is first recovered in biogas plants, and the digested slurry is then used as fertiliser on local farmland.

Waste increased by 9% compared with 2015, mainly due to increased pilot production where regeneration of ethanol is not possible. Reducing ethanol waste is a high priority for Novo Nordisk, and efficient regeneration plants enable repeated reuse of the ethanol.

Equity

Total equity was DKK 45,269 million at the end of 2016, equivalent to 46.4% of total assets, compared with 51.2% at the end of 2015. Please refer to appendix 5 for further elaboration of changes in equity.

2016 share repurchase programme

On 28 October 2016, Novo Nordisk announced a share repurchase programme of up to DKK 4.5 billion to be executed from 28 October 2016 to 31 January 2017, as part of an overall 2016 programme of up to DKK 15 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, Novo Nordisk has repurchased 18,595,694 B shares for an amount of DKK 4.5 billion in the period from 28 October 2016 to 31 January 2017. The programme was concluded on 31 January 2017.

As of 31 January 2017, Novo Nordisk A/S has repurchased a total of 49,771,031 B shares equal to a transaction value of DKK 15.0 billion under the up to DKK 15 billion programme beginning 3 February 2016.

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As of 31 January 2017, Novo Nordisk A/S and its wholly-owned affiliates owned 51,694,676 of its own B shares, corresponding to 2.0% of the total share capital.

Proposed final dividend of DKK 4.60 for each Novo Nordisk A and B share of DKK 0.20

At the Annual General Meeting on 23 March 2017, the Board of Directors will propose a final dividend of DKK 4.60 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2016 of DKK 7.60 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2016, and the proposed final dividend of DKK 4.60 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2017. The total dividend is hence expected to increase by 19% compared with the 2015 dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2016 corresponds to a payout ratio of 50.2%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio around 56% in 2015. No dividend will be paid on the company’s holding of own B shares.

2017 share repurchase programme

The Board of Directors has approved a new share repurchase programme of up to DKK 16 billion to be executed during the coming 12 months. The total programme may be reduced in size, if significant product in-licensing or bolt-on acquisition opportunities arise during 2017.

As part of the up to DKK 16 billion share repurchase programme, a new share repurchase programme for an amount of up to DKK 4.0 billion has now been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Danmark, subsidiary of Nordea Bank AB (publ) as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Danmark, subsidiary of Nordea Bank AB (publ) will repurchase B shares on behalf of Novo Nordisk during the trading period starting today, 2 February and ending on 1 May 2017. A maximum of 695,548 B shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of January 2017, and a maximum of 41,732,880 B shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

As announced in January 2014, Novo Nordisk’s majority shareholder Novo A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a case by case basis. For 2017, Novo A/S has informed Novo Nordisk that it does not plan to participate in the share repurchase programme.

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CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management

On 1 September 2016, changes in Novo Nordisk’s management were announced and implemented.

Lars Rebien Sørensen, president and chief executive officer, who has been with the company for 34 years and the last 16 years as CEO, retired from the company by the end of 2016. Lars Fruergaard Jørgensen, who has been with the company for 25 years, has succeeded him, effective 1 January 2017, from a position as executive vice president and head of Corporate Development.

As of 1 January 2017, the members of Novo Nordisk’s Executive Management are:

•	Lars Fruergaard Jørgensen, president and CEO as of 1 January 2017
•	Jesper Brandgaard, EVP, chief financial officer
•	Maziar Mike Doustdar, EVP, International Operations, based in Zurich, Switzerland
•	Jakob Riis, EVP, North America Operations, based in Princeton, New Jersey, United States
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Only Danish-based members of Executive Management are registered with the Danish Business Authority.

Remuneration principles for executives

Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interests of the executives with shareholder interests.

Long-term, share-based incentive programme for senior management

As of 2004, members of Novo Nordisk's Executive Management (seven at the end of 2016) and other members of the Senior Management Board (33 in 2016) have participated in a performance-based incentive programme. In the programme, a proportion of the economic profit generation for the calendar year has been allocated to a joint pool for the participants. For 2016, the joint pool operated with a yearly maximum allocation equal to 12 months’ fixed base salary plus pension contribution for the chief executive officer, nine months’ fixed base salary plus pension contribution for the other members of Executive Management and eight months’ fixed base salary plus pension contribution for other members of the Senior Management Board. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on Nasdaq Copenhagen in the open trading window following the release of the full-year financial results for the year prior to the relevant bonus year. The shares in the joint pool are locked up for a three-year

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period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned economic profit generation during such lock-up period.

For 2013, 245,520 shares were allocated to the joint pool and the value at launch of the programme (DKK 51 million) was expensed in 2013. The number of shares in the 2013 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2014–2016) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 33 current and former members of senior management immediately after the announcement of the 2016 full-year financial results on 2 February 2017.

In 2016, Novo Nordisk marginally exceeded the planned incentive target for economic profit generation by 1.8% primarily due to a favourable net impact from currencies and a lower than planned level of average invested capital. Sales were 1.3% below the target level in local currencies. Some of the of non-financial targets were not met; due to among others, the complete response letter received for fast-acting insulin aspart in the USA, slower progress of the early-stage research portfolio than planned, the critical product recall of GlucaGen® Hypokit® across 31 countries and a lower than targeted reputation amongst key stakeholders. On this basis, 27% of the maximum share allocation will be granted to the participants in the long-term share-based incentive programme.

The Board of Directors on 1 February 2017 consequently approved the establishment of a joint pool for the financial year of 2016 by allocating a total of 96,705 Novo Nordisk B shares. This allocation amounts to 3.2 months of fixed base salary plus pension contribution for the chief executive officer, 2.4 months of fixed base salary plus pension contribution for the other members of Executive Management as per 1 March 2016 and 2.1 months of fixed base salary plus pension contribution for senior vice presidents as per 1 March 2016, corresponding to a value at launch of the programme of DKK 29 million, which has been expensed in the 2016 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 330 per share of DKK 0.20) for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (3 February–17 February 2016) following the release of the annual report for 2015 when the programme was approved by the Board of Directors.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents

As of 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of economic profit generation compared to the planned performance for the year. At the beginning of each year, the Board of Directors defines a maximum number of shares per

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participant targeting around three to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they may be transferred to the participants.

For 2013, 622,190 shares were allocated to a share pool for key employees, and the value at launch of the programme (DKK 126 million) has been amortised over the period 2013–2016. The number of shares in the 2013 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2014–2016) reached specified threshold levels. 501,824 shares will be transferred to 657 employees after the announcement of the 2016 full-year financial results on 2 February 2017. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2016, based on an assessment similar to the senior management programme, the Board of Directors on 1 February 2017 approved the establishment of a share pool for 2016 for key employees by allocating a total of 224,055 Novo Nordisk B shares. This allocation corresponds to a value at launch of the programme of DKK 68 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2016 is approximately 950.

It is planned to continue the long-term share-based incentive programmes for both senior management and other key employees in 2017. It will be proposed to the Annual Shareholders Meeting to change the target structure of the program. A separate sales target will be introduced, and the pool structure for Senior Management is abolished.

Legal matters

Product liability lawsuits related to Victoza®

As of 30 January 2017, Novo Nordisk, along with the majority of incretin-based product manufacturers in the USA, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 224 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 149 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. As a result of these rulings, 219 of the pancreatic cancer claims naming Novo Nordisk have been dismissed or stayed pending the outcome of an appeal. Currently, Novo Nordisk does not have any individual trials scheduled in 2017. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Securities class-action law suit filed against Novo Nordisk A/S

On 11 January 2017, a class-action lawsuit was filed against Novo Nordisk A/S, former Chief Executive Officer Lars Rebien Sørensen and Chief Financial Officer Jesper Brandgaard in the United States District Court for the District of New Jersey by the Lehigh County Employees’ Retirement System on behalf of all purchasers of Novo Nordisk American Depository Receipts (ADRs) between April 2015 and October 2016. The lawsuit alleges that Novo Nordisk colluded with other insulin manufacturers to increase drug prices, artificially inflated its financial results and made materially misleading statements to potential investors. Subsequently, two other class-action lawsuits were filed against Novo Nordisk A/S, former Chief Executive Officer Lars Rebien Sørensen and Chief Financial Officer Jesper Brandgaard, in the same court. These lawsuits contain broadly similar allegations as the lawsuit filed on 11 January 2017. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

State of Minnesota’s Civil Investigative Demand on long-acting insulin pricing and trade practices

On 18 January 2017, Novo Nordisk Inc. received a Civil Investigative Demand from the Minnesota State Attorney General’s office calling for the production of documents and information relating to pricing and trade practices for Novo Nordisk’s long-acting insulin products, including Levemir® and Tresiba®, from 1 January 2008 until now. Novo Nordisk is cooperating with the Minnesota Attorney General in this investigation and does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Teva Pharmaceuticals has filed an Abbreviated New Drug Application for liraglutide with the US FDA

In January 2017, Teva Pharmaceuticals notified Novo Nordisk, that it had filed an Abbreviated New Drug Application (ANDA) for liraglutide with the US FDA. According to Teva, the ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of liraglutide before the expiration of five of the nine patents listed for liraglutide in the Orange Book with expiration dates ranging from January 2021 until September 2032 including the drug substance patent expiring August 2022. Teva has not made any allegations challenging the four remaining listed patents for liraglutide, which have expiration dates ranging from August 2017 until January 2019. Novo Nordisk is currently assessing its legal options, which could lead to litigation against Teva. Novo Nordisk does not expect the matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Class-action lawsuit filed against Novo Nordisk Inc and other insulin manufacturers on insulin pricing

On 30 January 2017, a class-action lawsuit was filed against Novo Nordisk Inc, Eli Lilly and Company and Sanofi US in the United States District Court for the District of Massachusetts on behalf of a U.S. class of purchasers of insulin products, who allege that their out-of-pocket costs for insulin products (NovoLog® and Levemir® for Novo

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Nordisk) were based on artificially inflated benchmark prices. The lawsuit alleges that insulin manufacturers, including Novo Nordisk, negotiated significantly discounted prices with Pharmacy Benefit Managers at the expense of the class members and concealed the existence of these rebates. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Forward-looking statements

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2016 and Form 20-F, both expected to be filed with the SEC in February 2017, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financial and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management: Protecting long-term value creation’ on pp 40–43 of the statutory Annual Report 2016 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Management statement

The Board of Directors and Executive Management have approved the Annual Report 2016 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2016.

The consolidated financial statements in the Annual Report 2016 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2016, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2016 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2016 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 2 February 2017

Executive Management:

Lars Fruergaard Jørgensen	Jesper Brandgaard	Mads Krogsgaard Thomsen
President and CEO	CFO

Henrik Wulff

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Brian Daniels	Sylvie Grégoire	Liz Hewitt

Liselotte Hyveled	Anne Marie Kverneland	Søren Thuesen Pedersen

Stig Strøbæk	Mary Szela

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Financial information

Appendix 1:      Quarterly numbers in DKK (unaudited)

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2016				2015				% change Q4 2016 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2015
Net sales	29,572	27,537	27,459	27,212	28,876	26,792	27,059	25,200	2%
Gross profit	24,654	23,551	23,414	22,978	24,268	22,945	23,200	21,326	2%
Gross margin	83.4%	85.5%	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	7,909	6,860	6,867	6,741	8,039	6,951	7,175	6,147	(2%)
Percentage of sales	26.7%	24.9%	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	4,470	3,458	3,331	3,304	4,034	3,289	3,035	3,250	11%
Percentage of sales	15.1%	12.6%	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	1,166	1,015	873	908	1,164	952	887	854	0%
Percentage of sales	3.9%	3.7%	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	97	202	154	284	94	227	379	2,782	3%
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	-	-	2,376	N/A
Operating profit	11,206	12,420	12,497	12,309	11,125	11,980	12,482	13,857	1%
Operating margin	37.9%	45.1%	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	(21)	(3)	93	23	18	9	(227)	285	(217%)
Financial expenses	243	116	(12)	379	829	1,853	1,707	1,657	(71%)
Financial items (net)	(264)	(119)	105	(356)	(811)	(1,844)	(1,934)	(1,372)	(67%)
Profit before income taxes	10,942	12,301	12,602	11,953	10,314	10,136	10,548	12,485	6%
Income taxes	2,243	2,498	2,634	2,498	2,056	1,753	2,205	2,609	9%
Net profit	8,699	9,803	9,968	9,455	8,258	8,383	8,343	9,876	5%
Depreciation, amortisation and impairment losses	1,116	736	717	624	1,015	633	648	663	10%
Capital expenditure (net)	2,502	1,784	1,684	1,091	2,181	1,246	1,018	764	15%
Net cash generated from operating activities	11,153	15,189	14,497	7,475	10,119	12,088	11,974	4,106	10%
Free cash flow	8,388	12,501	12,743	6,359	6,942	10,807	10,830	5,643	21%
Total assets	97,539	87,340	88,269	82,368	91,799	85,195	81,313	77,457	6%
Total equity	45,269	41,327	42,585	37,284	46,969	43,109	39,111	32,108	(4%)
Equity ratio	46.4%	47.3%	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	41,971	42,605	42,265	41,571	40,638	40,261	39,658	39,062	3%
Basic earnings per share/ADR (in DKK)	3.46	3.88	3.93	3.72	3.25	3.27	3.24	3.80	6%
Diluted earnings per share/ADR (in DKK)	3.46	3.87	3.92	3.71	3.24	3.26	3.23	3.79	7%
Average number of shares outstanding (million)	2,512.6	2,526.5	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)
Average number of diluted shares outstanding (million)	2,517.1	2,530.9	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)
Sales by business segment:
New-generation insulin	1,707	1,143	983	626	461	376	330	271	270%
Modern insulin (insulin analogues)	12,219	11,770	11,806	11,715	13,562	12,500	12,604	11,498	(10%)
Human insulin	2,938	2,760	2,667	2,725	2,778	2,772	2,784	2,897	6%
Victoza®	5,397	5,106	4,952	4,591	4,904	4,680	4,486	3,957	10%
Other diabetes and obesity care	1,566	1,513	1,391	1,374	1,237	1,223	1,075	1,195	27%
Diabetes and obesity care total	23,827	22,292	21,799	21,031	22,942	21,551	21,279	19,818	4%
Haemophilia	2,821	2,285	2,530	2,836	2,785	2,371	2,757	2,734	1%
Norditropin® (human growth hormone)	2,202	2,003	2,158	2,407	2,065	1,842	2,083	1,830	7%
Other biopharmaceuticals	722	957	972	938	1,084	1,028	940	818	(33%)
Biopharmaceuticals total	5,745	5,245	5,660	6,181	5,934	5,241	5,780	5,382	(3%)
Sales by geographic segment:
USA	15,343	14,174	13,947	13,730	15,169	13,939	13,820	12,011	1%
Europe	5,275	5,093	5,298	5,016	5,399	5,200	5,222	4,977	(2%)
International Operations	3,877	3,326	3,331	3,516	3,681	3,111	3,596	3,423	5%
Region China	2,540	2,534	2,509	2,875	2,325	2,415	2,284	2,847	9%
Pacific	2,537	2,410	2,374	2,075	2,302	2,127	2,137	1,942	10%
Segment operating profit:
Diabetes and obesity care	8,575	9,874	9,229	8,424	8,153	9,085	8,713	7,950	5%
Biopharmaceuticals	2,631	2,546	3,268	3,885	2,972	2,895	3,769	3,531	(11%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	-	-	2,376	N/A

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 35 of 42

Appendix 2:      Income statement and statement of comprehensive income

DKK million	2016	2015

Income statement

Net sales	111,780	107,927
Cost of goods sold	17,183	16,188
Gross profit	94,597	91,739

Sales and distribution costs	28,377	28,312
Research and development costs	14,563	13,608
Administrative costs	3,962	3,857
Other operating income, net	737	3,482
- Non-recurring income from the partial divestment of NNIT A/S	-	2,376
Operating profit	48,432	49,444

Financial income	92	85
Financial expenses	726	6,046
Profit before income taxes	47,798	43,483

Income taxes	9,873	8,623
NET PROFIT	37,925	34,860

Basic earnings per share (DKK)	14.99	13.56
Diluted earnings per share (DKK)	14.96	13.52

Segment Information
Segment sales:
Diabetes and obesity care	88,949	85,590
Biopharmaceuticals	22,831	22,337

Segment and operating profit:
Diabetes and obesity care	36,102	33,901
Operating margin	40.6%	39.6%
Biopharmaceuticals	12,330	13,167
Operating margin	54.0%	58.9%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	2,376
Total segment operating profit	48,432	49,444

Statement of comprehensive income

Net profit for the year	37,925	34,860

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	(205)	(37)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(7)	(669)
Cash flow hedges, realisation of previously deferred (gains)/losses	682	2,216
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,911)	(681)
Other items	(74)	366
Tax on other comprehensive income, income/(expense)	324	(87)
Other comprehensive income for the year, net of tax	(1,191)	1,108

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	36,734	35,968

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 36 of 42

Appendix 3:      Balance sheet

DKK million	31 Dec 2016	31 Dec 2015

ASSETS

Intangible assets	2,714	2,158
Property, plant and equipment	30,179	25,545
Investment in associated company	809	811
Deferred income tax assets	2,683	6,806
Other financial assets	1,388	1,339
TOTAL NON-CURRENT ASSETS	37,773	36,659

Inventories	14,341	12,758
Trade receivables	20,234	15,485
Tax receivables	1,552	3,871
Other receivables and prepayments	2,411	2,257
Marketable securities	2,009	3,542
Derivative financial instruments	529	304
Cash at bank	18,690	16,923
TOTAL CURRENT ASSETS	59,766	55,140

TOTAL ASSETS	97,539	91,799

EQUITY AND LIABILITIES

Share capital	510	520
Treasury shares	(9)	(10)
Retained earnings	46,111	46,816
Other reserves	(1,343)	(357)
TOTAL EQUITY	45,269	46,969

Deferred income tax liabilities	13	6
Retirement benefit obligations	1,451	1,186
Provisions	3,370	2,765
Total non-current liabilities	4,834	3,957

Current debt	229	1,073
Trade payables	6,011	4,927
Tax payables	3,976	3,777
Other liabilities	14,181	12,655
Derivative financial instruments	2,578	1,382
Provisions	20,461	17,059
Total current liabilities	47,436	40,873

TOTAL LIABILITIES	52,270	44,830

TOTAL EQUITY AND LIABILITIES	97,539	91,799

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 37 of 42

Appendix 4:      Statement of cash flows

DKK million	2016	2015

Net profit	37,925	34,860

Adjustment for non-cash items:
Income taxes in the Income Statement	9,873	8,623
Depreciation, amortisation and impairment losses	3,193	2,959
NNIT non-recurring income included in 'other operating income'	-	(2,526)
Other non-cash items	3,882	5,908
Change in working capital	(3,708)	(2,157)
Interest received	114	55
Interest paid	(66)	(61)
Income taxes paid	(2,899)	(9,374)
Net cash generated from operating activities	48,314	38,287

Proceeds from the partial divestment of NNIT A/S	-	2,303
Purchase of intangible assets	(1,199)	(1,182)
Proceeds from sale of property, plant and equipment	7	15
Purchase of property, plant and equipment	(7,068)	(5,224)
Proceeds from other financial assets	23	32
Purchase of other financial assets	(112)	(9)
Sale of marketable securities	2,064	1,500
Purchase of marketable securities	(531)	(3,533)
Dividend received from associated company	26	-
Net cash used in investing activities	(6,790)	(6,098)

Purchase of treasury shares, net	(15,057)	(17,196)
Dividends paid	(23,830)	(12,905)
Net cash used in financing activities	(38,887)	(30,101)

NET CASH GENERATED FROM ACTIVITIES	2,637	2,088

Cash and cash equivalents at the beginning of the year	15,850	13,676
Exchange gain/(loss) on cash and cash equivalents	(26)	86
Cash and cash equivalents at the end of the period	18,461	15,850

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 38 of 42

Appendix 5:      Statement of changes in equity

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

2016

Balance at the beginning of the year	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the year			37,925					37,925
Other comprehensive income for the year			(205)	(7)	(1,229)	250	(986)	(1,191)
Total comprehensive income for the year			37,720	(7)	(1,229)	250	(986)	36,734

Transactions with owners:
Dividends			(23,830)					(23,830)
Share-based payments			368					368
Tax related to restricted stock units			85					85
Purchase of treasury shares		(9)	(15,048)					(15,057)
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269

At the end of the year proposed final dividends (not yet declared) of DKK 11,448 million (4.60 DKK per share of DKK 0.20) are included in Retained earnings.

No dividend is declared on treasury shares.

				Other reserves
	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

2015

Balance at the beginning of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the year			34,860					34,860
Other comprehensive income for the year			(37)	(669)	1,535	279	1,145	1,108
Total comprehensive income for the year			34,823	(669)	1,535	279	1,145	35,968

Transactions with owners:
Dividends			(12,905)					(12,905)
Share-based payments			442					442
Tax related to restricted stock units			366					366
Purchase of treasury shares		(10)	(17,219)					(17,229)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969

At the end of the year proposed final dividends of DKK 16.230 million (6.40 DKK per share of DKK 0.20) are included in Retained earnings.

No dividend is declared on treasury shares.

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 39 of 42

Appendix 6:      Regional sales split

Q4 2016 sales split per region
DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific
The diabetes and obesity care segment
New generation insulin	1,707	1,003	287	182	-	235
% change in local currencies	269%	-	81%	71%	-	41%
Modern insulin	12,219	6,617	2,104	1,454	1,250	794
% change in local currencies	(8%)	(16%)	(10%)	13%	26%	(10%)
NovoRapid ®	5,539	3,196	1,081	551	270	441
% change in local currencies	(2%)	(8%)	0%	27%	33%	(4%)
NovoMix ®	2,596	515	501	513	843	224
% change in local currencies	(5%)	(29%)	(4%)	(7%)	22%	(16%)
Levemir ®	4,084	2,906	522	390	137	129
% change in local currencies	(17%)	(21%)	(29%)	27%	46%	(18%)
Human insulin	2,938	557	605	804	830	142
% change in local currencies	8%	10%	20%	11%	3%	(16%)
Victoza®	5,397	3,862	857	323	60	295
% change in local currencies	10%	9%	5%	39%	30%	6%
Other diabetes and obesity care	1,566	623	173	171	362	237
% change in local currencies	28%	46%	8%	33%	13%	27%
Saxenda ®	540	448	12	40	-	40
% change in local currencies	148%	112%	N/A	N/A	-	N/A
Diabetes and obesity care total	23,827	12,662	4,026	2,934	2,502	1,703
% change in local currencies	5%	2%	1%	18%	16%	1%

The biopharmaceuticals segment
Haemophilia	2,821	1,153	640	658	34	336
% change in local currencies	2%	(8%)	(0%)	17%	(15%)	22%
Norditropin® (human growth hormone)	2,202	1,149	424	241	4	384
% change in local currencies	8%	24%	1%	(9%)	0%	(9%)
Other biopharmaceuticals	722	379	185	44	-	114
% change in local currencies	(34%)	(50%)	(4%)	18%	(100%)	0%
Biopharmaceuticals total	5,745	2,681	1,249	943	38	834
% change in local currencies	(2%)	(8%)	0%	8%	(16%)	3%
Total sales	29,572	15,343	5,275	3,877	2,540	2,537
% change in local currencies	3%	0%	1%	16%	15%	2%
% change as reported	2%	1%	(2%)	5%	9%	10%
Share of growth	100%	0%	3%	58%	35%	4%

2016 sales split per region
DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific
The diabetes and obesity care segment
New generation insulin	4,459	2,246	886	558	-	769
% change in local currencies	212%	-	65%	76%	-	41%
Modern insulin	47,510	25,337	8,728	5,412	4,969	3,064
% change in local currencies	(3%)	(9%)	(4%)	14%	21%	(5%)
NovoRapid ®	19,945	11,058	4,200	1,971	1,059	1,657
% change in local currencies	(2%)	(9%)	1%	20%	29%	0%
NovoMix ®	10,482	2,032	2,025	2,183	3,363	879
% change in local currencies	(2%)	(27%)	(4%)	7%	17%	(10%)
Levemir ®	17,083	12,247	2,503	1,258	547	528
% change in local currencies	(4%)	(6%)	(12%)	16%	40%	(10%)
Human insulin	11,090	1,827	2,103	3,240	3,361	559
% change in local currencies	2%	(3%)	6%	9%	0%	(14%)
Victoza®	20,046	14,146	3,391	1,141	255	1,113
% change in local currencies	12%	12%	2%	32%	25%	15%
Other diabetes and obesity care	5,844	2,142	677	546	1,697	782
% change in local currencies	26%	73%	1%	(1%)	12%	25%
Saxenda ®	1,577	1,366	28	70	-	113
% change in local currencies	245%	202%	N/A	N/A	-	N/A
Diabetes and obesity care total	88,949	45,698	15,785	10,897	10,282	6,287
% change in local currencies	6%	5%	1%	15%	12%	4%

The biopharmaceuticals segment
Haemophilia	10,472	4,710	2,520	1,936	158	1,148
% change in local currencies	0%	(7%)	6%	4%	(18%)	15%
Norditropin® (human growth hormone)	8,770	4,495	1,661	1,079	15	1,520
% change in local currencies	14%	24%	1%	21%	0%	(2%)
Other biopharmaceuticals	3,589	2,291	716	138	3	441
% change in local currencies	(6%)	(11%)	1%	(1%)	(40%)	6%
Biopharmaceuticals total	22,831	11,496	4,897	3,153	176	3,109
% change in local currencies	4%	2%	4%	9%	(18%)	5%
Total sales	111.780	57.194	20.682	14.050	10.458	9.396
% change in local currencies	6%	4%	2%	14%	12%	5%
% change as reported	4%	4%	(1%)	2%	6%	10%
Share of growth	100%	37%	5%	32%	19%	7%

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 40 of 42

Appendix 7:      Key currency assumptions

DKK per 100	2015 average exchange rates	2016 average exchange rates	YTD 2017 average exchange rates as of 27 January 2017	Current exchange rates as of 27 January 2017
USD	673	673	701	697
CNY	107.0	101.3	101.6	101.3
JPY	5.56	6.21	6.08	6.05
GBP	1,028	911	863	873
CAD	527	508	530	531

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Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 41 of 42

Appendix 8:      Quarterly numbers in USD (additional information - unaudited)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

									% change	% change
	2016				2015				Q4 2016 vs	Q4 2016 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2015 in USD	Q4 2015 in DKK
Net sales	4,290	4,130	4,165	4,017	4,240	3,991	4,004	3,808	1%	2%
Gross profit	3,575	3,532	3,551	3,392	3,562	3,418	3,434	3,222	0%	2%
Gross margin	83.4%	85.5%	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	1,150	1,028	1,042	995	1,181	1,035	1,064	928	(3%)	(2%)
Percentage of sales	26.7%	24.9%	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	651	519	505	488	593	491	448	491	10%	11%
Percentage of sales	15.1%	12.6%	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	169	152	133	134	171	142	131	129	(1%)	0%
Percentage of sales	3.9%	3.7%	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	13	30	24	42	12	34	52	420	8%	3%
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	-	-	359	N/A	N/A
Operating profit	1,618	1,863	1,895	1,817	1,629	1,784	1,843	2,094	(1%)	1%
Operating margin	37.9%	45.1%	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	(3)	(1)	15	3	3	1	(34)	43	(200%)	(217%)
Financial expenses	36	17	-	55	121	276	252	251	(70%)	(71%)
Financial items (net)	(39)	(18)	15	(52)	(118)	(275)	(286)	(208)	(67%)	(67%)
Profit before income taxes	1,579	1,845	1,910	1,765	1,511	1,509	1,557	1,886	5%	6%
Income taxes	323	375	399	369	301	260	326	394	7%	9%
Net profit	1,256	1,470	1,511	1,396	1,210	1,249	1,231	1,492	4%	5%
Depreciation, amortisation and impairment losses	163	110	109	92	150	94	96	100	9%	10%
Capital expenditure (net)	366	268	254	161	322	186	151	115	14%	15%
Net cash generated from operating activities	1,611	2,277	2,184	1,104	1,485	1,802	1,784	620	8%	10%
Free cash flow	1,207	1,874	1,920	939	1,014	1,611	1,609	853	19%	21%
Total assets	13,826	13,082	13,173	12,585	13,441	12,794	12,195	11,157	3%	6%
Total equity	6,417	6,190	6,355	5,697	6,877	6,474	5,866	4,625	(7%)	(4%)
Equity ratio	46.4%	47.3%	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	41,971	42,605	42,265	41,571	40,638	40,261	39,658	39,062	3%	3%
Basic earnings per share/ADR (in USD)	0.50	0.59	0.59	0.55	0.48	0.49	0.48	0.57	4%	6%
Diluted earnings per share/ADR (in USD)	0.50	0.58	0.59	0.55	0.48	0.48	0.48	0.57	4%	7%
Average number of shares outstanding (million)	2,512.6	2,526.5	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,517.1	2,530.9	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)	(2%)
Sales by business segment:
New-generation insulin	250	171	149	92	68	56	49	41	268%	270%
Modern insulin (insulin analogues)	1,772	1,765	1,790	1,730	1,992	1,862	1,867	1,736	(11%)	(10%)
Human insulin	426	414	405	402	407	413	411	438	5%	6%
Victoza®	783	766	750	678	721	697	664	598	9%	10%
Other diabetes and obesity care	227	227	211	203	181	183	158	181	25%	27%
Diabetes and obesity care total	3,458	3,343	3,305	3,105	3,369	3,211	3,149	2,994	3%	4%
Haemophilia	409	343	384	419	409	353	408	413	0%	1%
Norditropin® (human growth hormone)	319	301	328	355	303	274	308	277	5%	7%
Other biopharmaceuticals	104	143	148	138	159	153	139	124	(35%)	(33%)
Biopharmaceuticals total	832	787	860	912	871	780	855	814	(4%)	(3%)
Sales by geographic segment:
USA	2,226	2,127	2,114	2,027	2,230	2,076	2,045	1,816	0%	1%
Europe	765	763	803	741	792	774	773	752	(3%)	(2%)
International Operations	563	499	506	519	540	464	532	517	4%	5%
Region China	367	380	382	424	340	360	337	430	8%	9%
Pacific	369	361	360	306	338	317	317	293	9%	10%
Segment operating profit:
Diabetes and obesity care	1,240	1,480	1,399	1,243	1,194	1,353	1,290	1,201	4%	5%
Biopharmaceuticals	378	383	496	574	435	431	557	534	(13%)	(11%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	-	-	359	N/A	N/A

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

Company announcement No 7 / 2017

Financial report for the period 1 January 2016 to 31 December 2016	Page 42 of 42

Appendix 9:      New regional sales split (additional information - unaudited)

As per 1 January 2017, Novo Nordisk will change reporting structure for its regional sales split.

Q1 to Q4 2016 sales split - new regions as per 1 January 2017

Q1 2016 sales split per region - DKK million	Total	North America	Hereof USA	International operations	Europe	Africa, Asia, Middle East & Oceania	Region China	Japan & Korea	Latin America
The diabetes and obesity care segment
New generation insulin	626	200	200	426	169	59	-	143	55
Modern insulin	11,715	6,435	6,266	5,280	2,157	1,274	1,288	399	162
NovoRapid ®	4,628	2,622	2,532	2,006	987	478	264	217	60
NovoMix ®	2,698	575	563	2,123	503	565	887	142	26
Levemir ®	4,389	3,238	3,171	1,151	667	231	137	40	76
Human insulin	2,725	430	384	2,295	501	604	947	68	175
Victoza®	4,591	3,299	3,185	1,292	832	180	65	126	89
Other diabetes and obesity care	1,374	465	418	909	161	123	514	97	14
Saxenda ®	243	233	224	10	3	5	-	-	2
Diabetes and obesity care total	21,031	10,829	10,453	10,202	3,820	2,240	2,814	833	495
The biopharmaceuticals segment
Haemophilia	2,836	1,248	1,208	1,588	633	519	56	151	229
Norditropin® (human growth hormone)	2,407	1,421	1,420	986	404	197	4	329	52
Other biopharmaceuticals	938	699	649	239	159	55	1	22	2
Biopharmaceuticals total	6,181	3,368	3,277	2,813	1,196	771	61	502	283
Total sales	27,212	14,197	13,730	13,015	5,016	3,011	2,875	1,335	778

Q2 2016 sales split per region - DKK million	Total	North America	Hereof USA	International operations	Europe	Africa, Asia, Middle East & Oceania	Region China	Japan & Korea	Latin America
The diabetes and obesity care segment
New generation insulin	983	461	461	522	204	63	-	191	64
Modern insulin	11,806	6,446	6,265	5,360	2,253	1,259	1,202	466	180
NovoRapid ®	4,890	2,783	2,691	2,107	1,064	460	262	256	65
NovoMix ®	2,651	549	536	2,102	526	572	812	164	28
Levemir ®	4,265	3,114	3,038	1,151	663	227	128	46	87
Human insulin	2,667	408	360	2,259	508	655	810	80	206
Victoza®	4,952	3,572	3,450	1,380	892	178	60	160	90
Other diabetes and obesity care	1,391	577	521	814	162	134	391	112	15
Saxenda ®	376	358	339	18	6	8	-	-	4
Diabetes and obesity care total	21,799	11,464	11,057	10,335	4,019	2,289	2,463	1,009	555
The biopharmaceuticals segment
Haemophilia	2,530	1,256	1,214	1,274	654	243	41	194	142
Norditropin® (human growth hormone)	2,158	1,034	1,034	1,124	435	254	4	382	49
Other biopharmaceuticals	972	699	642	273	190	56	1	26	-
Biopharmaceuticals total	5,660	2,989	2,890	2,671	1,279	553	46	602	191
Total sales	27,459	14,453	13,947	13,006	5,298	2,842	2,509	1,611	746

Q3 2016 sales split per region - DKK million	Total	North America	Hereof USA	International operations	Europe	Africa, Asia, Middle East & Oceania	Region China	Japan & Korea	Latin America
The diabetes and obesity care segment
New generation insulin	1,143	582	582	561	226	64	-	200	71
Modern insulin	11,770	6,375	6,189	5,395	2,214	1,327	1,229	457	168
NovoRapid ®	4,888	2,736	2,639	2,152	1,068	501	263	256	64
NovoMix ®	2,537	431	418	2,106	495	607	821	158	25
Levemir ®	4,345	3,208	3,132	1,137	651	219	145	43	79
Human insulin	2,760	571	526	2,189	489	626	774	76	224
Victoza®	5,106	3,770	3,649	1,336	810	171	70	166	119
Other diabetes and obesity care	1,513	643	580	870	181	142	430	90	27
Saxenda ®	418	380	355	38	7	15	-	-	16
Diabetes and obesity care total	22,292	11,941	11,526	10,351	3,920	2,330	2,503	989	609
The biopharmaceuticals segment
Haemophilia	2,285	1,212	1,135	1,073	593	131	27	177	145
Norditropin® (human growth hormone)	2,003	892	892	1,111	398	265	3	389	56
Other biopharmaceuticals	957	674	621	283	182	64	1	33	3
Biopharmaceuticals total	5,245	2,778	2,648	2,467	1,173	460	31	599	204
Total sales	27,537	14,719	14,174	12,818	5,093	2,790	2,534	1,588	813

Q4 2016 sales split per region - DKK million	Total	North America	Hereof USA	International operations	Europe	Africa, Asia, Middle East & Oceania	Region China	Japan & Korea	Latin America
The diabetes and obesity care segment
New generation insulin	1,707	1,003	1,003	704	287	93	-	235	89
Modern insulin	12,219	6,787	6,617	5,432	2,104	1,424	1,250	465	189
NovoRapid ®	5,539	3,286	3,196	2,253	1,081	556	270	269	77
NovoMix ®	2,596	525	515	2,071	501	547	843	155	25
Levemir ®	4,084	2,976	2,906	1,108	522	321	137	41	87
Human insulin	2,938	602	557	2,336	605	609	830	78	214
Victoza®	5,397	3,983	3,862	1,414	857	186	60	171	140
Other diabetes and obesity care	1,566	691	623	875	173	152	362	135	53
Saxenda ®	540	475	448	65	12	18	-	-	35
Diabetes and obesity care total	23,827	13,066	12,662	10,761	4,026	2,464	2,502	1,084	685
The biopharmaceuticals segment
Haemophilia	2,821	1,218	1,153	1,603	640	208	34	215	506
Norditropin® (human growth hormone)	2,202	1,151	1,149	1,051	424	190	4	369	64
Other biopharmaceuticals	722	438	379	284	185	75	-	23	1
Biopharmaceuticals total	5,745	2,807	2,681	2,938	1,249	473	38	607	571
Total sales	29,572	15,873	15,343	13,699	5,275	2,937	2,540	1,691	1,256

Total 2016 sales split per region - DKK million	Total	North America	Hereof USA	International operations	Europe	Africa, Asia, Middle East & Oceania	Region China	Japan & Korea	Latin America
The diabetes and obesity care segment
New generation insulin	4,459	2,246	2,246	2,213	886	279	-	769	279
Modern insulin	47,510	26,043	25,337	21,467	8,728	5,284	4,969	1,787	699
NovoRapid ®	19,945	11,427	11,058	8,518	4,200	1,995	1,059	998	266
NovoMix ®	10,482	2,080	2,032	8,402	2,025	2,291	3,363	619	104
Levemir ®	17,083	12,536	12,247	4,547	2,503	998	547	170	329
Human insulin	11,090	2,011	1,827	9,079	2,103	2,494	3,361	302	819
Victoza®	20,046	14,624	14,146	5,422	3,391	715	255	623	438
Other diabetes and obesity care	5,844	2,376	2,142	3,468	677	551	1,697	434	109
Saxenda ®	1,577	1,446	1,366	131	28	46	-	-	57
Diabetes and obesity care total	88,949	47,300	45,698	41,649	15,785	9,323	10,282	3,915	2,344
The biopharmaceuticals segment
Haemophilia	10,472	4,934	4,710	5,538	2,520	1,101	158	737	1,022
Norditropin® (human growth hormone)	8,770	4,498	4,495	4,272	1,661	906	15	1,469	221
Other biopharmaceuticals	3,589	2,510	2,291	1,079	716	250	3	104	6
Biopharmaceuticals total	22,831	11,942	11,496	10,889	4,897	2,257	176	2,310	1,249
Total sales	111,780	59,242	57,194	52,538	20,682	11,580	10,458	6,225	3,593
% change in local currencies	6%	4%	4%	7%	2%	7%	12%	4%	28%
% change as reported	4%	4%	4%	3%	(1%)	3%	6%	15%	(3%)
Share of growth	100%	41%	37%	59%	5%	14%	19%	4%	17%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2017	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer